CHAMPION
RESOURCES INC.

April 18,

02028852

FILE NO. 82-4286

Standard & Poor's
55 Water Street
New York, NY
10041

Attention: Matthew Hawley

Dear Sirs:

Re: Champion Resources Inc.

Further to our telephone conversation, please find enclosed copies of the following documents which will bring our filings up to date:

1. Third Quarter Report, September 30, 2000;
2. First Quarter Report, March 31, 2001;
3. Second Quarter Report, June 30, 2001;
4. Annual Information Form for year ended December 31, 2000, and dated May 4, 2001;
5. 2001 Notice of Annual General Meeting and Information Circular;
6. 2000 Annual Report;
7. Notice Extraordinary General Meeting, January 10, 2002; and
8. Notice of Consolidation of Shares, January 25, 2002.

Please feel free to contact the undersigned with any questions.

Yours very truly,
CHAMPION RESOURCES INC.

Sandra M. Kansky

Encs.

cc: Securities Exchange Commission, File No. 82-4286

1320 - 885 West Georgia Street • Vancouver, B.C. Canada V6C 3E8
Telephone: (604) 689-7842 • Facsimile: (604) 689-4250 • www.championresources.com

82-4286

CHAMPION RESOURCES INC.

SCHEDULE A

30 SEPTEMBER 2000

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CHAMPION RESOURCES INC.
REPORT TO SHAREHOLDERS
SEPTEMBER 30, 2000

The Board of Directors is pleased to present this report to shareholders on the activities of the Company during the third quarter period ended September 30, 2000.

Farim Phosphate Deposit, Guinea Bissau

Over the last few months the Farim project has grown in both size and stature and has attracted an enormous amount of interest in the phosphate industry.

Early in the quarter the Company formalized its mining leases under Guinea Bissau's newly enacted mining code. The Company also completed mine plan studies and a feasibility review which confirmed an overall resource of 166 million tonnes of phosphate ore grading 29.1% P_2O_5 and established an increased phosphate recovery rate of 84.1%. The increased recovery rate reduces the estimated production cost per tonne of phosphate concentrate. The initial 15 year mine plan schedules 37.3 million tonnes of phosphate ore grading 32.3% P_2O_5 at a rate of 2.1 million tonnes per annum.

With the Farim project progressing from a technical due diligence phase into advanced financing negotiations, the Company appointed Mr. Adolf H. Lundin as Chairman and Mr. Richard P. Clark as President and C.E.O. Mr. Clark brings to the Company a background in mining and securities law and a speciality in industrial mineral project development and financing.

Champion has received interest from major phosphate consumers and traders, both in terms of phosphate sales and the formation of strategic alliances. The Company has engaged CIBC Investment Banking to assist as a financial advisor to secure offtake initiatives and review the possibility of strategic alliances.

Production offtake is an important aspect of the financing arrangements being finalized with a South African banking group. The proposed financing package out of South Africa contemplates 100% debt and is fully insured. Final negotiations on the financing are expected to conclude by the end of the first quarter, 2001.

Management is currently focusing its offtake efforts on the Indian marketplace. The Company has already secured a Memorandum Of Understanding with Grasim Industries (a member of the ADITYA BIRLA GROUP, one of the largest conglomerates in India), to offtake at least 750,000 tonnes of phosphate rock, which is nearly half of Champion's anticipated annual production. India is one of the most important markets for phosphate consumption and CIBC recently arranged a number of high level meetings with top phosphate consumers and traders with a view to securing additional offtake and exploring possible strategic alliances. These meetings were very successful with Champion receiving numerous expressions of serious intent. The Company is now in further discussions with these parties.

General

During the quarter under review, the Company sold on a private placement 2,400,000 units at a price of Cdn $0.52 per unit for gross proceeds of Cdn$1.25 million. Each unit was comprised of one common share and one non-transferable share purchase warrant. Each warrant is exercisable into one common share of the Company over a period of two years at a price of $0.65. The net proceeds will be used for general working capital purposes. Closing of the placement has been extended in order for the Company to make the appropriate filings with the Alberta Securities Commission as certain of the placees are Alberta residents.

Investor relations activities are carried out by Company personnel and include the design and maintenance of investor information packages, web site and presentation material.

On Behalf of the Board

Richard P. Clark
President

November 20, 2000

Champion Resources Inc. **Statement 1**

Interim Consolidated Balance Sheet

(unaudited)

As at 30 September

Canadian Funds

ASSETS		**2000**	**1999**
Current	Cash	$ 798,619	$ 1,076,597
	Accounts receivable	249,745	306,075
	Project advance	28,482	—
	Prepaid expense	8,439	525
		1,085,285	1,383,197
Cash in Trust	Reclamation bond	26,285	24,803
Resource Property Costs *- Statement 3*		9,213,366	6,067,882
Capital Assets	Net of accumulated amortization of $46,033	74,993	19,477
		$ 10,399,929	$ 7,495,359

LIABILITIES			
Current	Accounts payable	$ 722,268	$ 84,798
	Due to related party	2,623	—
		724,891	84,798

SHAREHOLDERS' EQUITY		
Share Capital		
Authorized:		
100,000,000 common shares without par value		
Issued and fully paid:		
31,233,940 shares	14,366,801	12,072,731
Share subscription	989,300	—
Deficit	(5,681,063)	(4,662,170)
	9,675,038	7,410,561
	$ 10,399,929	$ 7,495,359

ON BEHALF OF THE BOARD:

_______________, Director

_______________, Director

Champion Resources Inc. Statement 2

Consolidated Statement of Loss and Deficit

For the Nine Months Ended 30 September

Canadian Funds

		2000		1999
Revenue				
Interest and other	$	12,388	$	51,648
Administration		-		6,120
		12,388		57,768
Administrative Expenses				
Management fees		197,085		83,965
Consulting fees		30,000		-
Legal, audit and other professional fees		145,407		103,664
Investor relations		63,750		124,032
Office and administration		88,647		45,851
Property investigation		-		82
Travel and accommodation		22,101		2,615
Salaries and benefits		24,311		23,025
Office rent		58,611		91,469
Filing fees		16,436		13,798
Transfer agent fees		6,664		9,120
Shareholder information		-		3,644
B.C. capital tax		9,655		7,267
Bank charges and interest		19,936		10,600
Amortization		6,359		2,995
Foreign exchange gain		(21,949)		(125)
		667,013		522,002
Loss for the Period		654,625		464,234
Deficit – beginning of period		5,026,438		4,197,936
Deficit - End of Period	$	5,681,063	$	4,662,170
Loss Per Share	$	0.02	$	0.02

Champion Resources Inc. Statement 3

Consolidated Statement of Resource Property Costs

For the Nine Months Ended 30 September
Canadian Funds

	2000	1999
Direct - Mineral		
Takatu Project, Guyana		
Acquisition/option payments	$ 8,512	$ 25,200
Camp and general	-	1,735
Office and administration	3,678	39,083
Geological and geochemical	-	293
	12,190	66,311
Farim Project, Guinea Bissau, West Africa		
Hydrology	143,442	-
Mine planning	81,772	205,567
Engineering	70,403	36,335
West Africa Support	245,708	-
Reserve estimation	89,515	-
Metallurgical	182,963	-
Administration	485,358	259,820
Geological	509,268	569,349
Drilling	189,339	714,540
Geotechnical	1,821	-
Environmental	913	9,062
Property	37,743	71,798
Surveying	28,144	-
Transportation	-	29,306
Contingency	9,580	-
	2,075,969	1,895,777
El Rubi Property, Mexico		
Geological and geochemical	-	12,016
Office and administration	-	9,199
	-	21,215
Costs for the Period	2,088,159	1,983,303
Balance – Beginning of period	7,125,207	4,084,579
Balance - End of Period	$ 9,213,366	$ 6,067,882

Champion Resources Inc.

Statement 4

Consolidated Statement of Cash Flow

For the Nine Months Ended 30 September

Canadian Funds

Cash Resources Provided By (Used In)		2000		1999
Operating Activities				
Loss for the period	$	(654,625)	$	(464,234)
Items not affecting cash				
Amortization		6,359		2,995
Settlement of debt		11,000		-
Changes in non-cash working capital		323,072		(130,410)
		(314,194)		(591,649)
Investing Activities				
Cash paid for resource property costs		(2,088,159)		(1,967,748)
Proceeds on purchase of capital assets		(6,279)		(5,639)
Reclamation bond		(1,664)		82
		(2,096,102)		(1,973,305)
Financing Activities				
Shares issued for cash		1,611,270		3,587,050
Share subscription		989,300		-
		2,600,570		3,587,050
Net Increase in Cash		190,274		1,022,096
Cash position – Beginning of period		608,345		54,501
Cash Position - End of Period	$	798,619	$	1,076,597

Supplemental Schedule of Non-Cash Transactions				
Shares issued for resource property costs	$	-	$	15,555
Shares issued for loan		-		120,000
Shares issued for debt		11,000		-

Schedule B
Supplementary Information

1. YEAR TO DATE REQUIREMENTS

a) Deferred costs, exploration and development:
See Statement of Resource Property Costs.

b) General and administrative:
See Statement of Income (Loss) and Deficit.

c) Expenditures to non-arms length parties:

During the period directors and senior officers were paid, directly/indirectly, $197,085 for management services.

2. FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2000

a) Summary of shares issued during the period:

Date:	Mar 29/00
Type:	Common
Issue:	Private Placement
Number:	1,870,000
Price:	$0.61/Share
Consideration:	$1,140,700

Date:	Mar 21/00
Type:	Common
Issue:	Warrants
Number:	520,500
Price:	$0.40/Share
Consideration:	$208,200

Date:	Feb 21/00
Type:	Common
Issue:	Warrants
Number:	25,000
Price:	$0.20/Share
Consideration:	$5,000

Date:	Mar 07/00
Type:	Common
Issue:	Warrants
Number:	35,000
Price:	$0.25/Share
Consideration:	$8,750

Date:	Jun 12/00
Type:	Common
Issue:	Warrants
Number:	250,000
Price:	$0.60/Share
Consideration:	$150,000

2,750,000	0.60	Apr 09/01
300,000	0.70	May 19/01
500,000	1.35	Jul 09/01
1,870,000	0.76	Feb 15/02
5,702,000		

3. AS AT 30 September 2000

c) i) As at September 30, 2000 there were no shares held in escrow.

ii) The total number of shares subject to pooling agreements as at September 30, 2000 was 0.

d) List of Directors:

Adolf H. Lundin
Richard J. Bailes
Richard Clark
Ashley Heppenstall
Michael D. McInnis
James S. McKinney

82-4286

FIRST QUARTER REPORT
MARCH 31, 2001

CHAMPION RESOURCES INC.

CHAMPION RESOURCES INC.
FIRST QUARTER REPORT TO SHAREHOLDERS
For the year period ended March 31, 2001

The Company is pleased to present this report to shareholders on the activities of the Company during the first quarter period ended March 31, 2001.

Farim Phosphate Deposit

The Farim project offers abundant reserves, high quality product and attractive economics. Work by Bateman Minerals and MRDI Canada confirms an overall resource of 166 million tonnes of phosphate ore grading 29.1% P_2O_5. Mine plan studies schedule 37 million tonnes of phosphate ore over an initial mine life of 15 years, producing an annual output of approximately 2.1 million tonnes of phosphate concentrate at a grade of 32.3% P_2O_5.

The strong technical and economic merits of the project have enabled Champion to consider numerous financing alternatives and the Company is encouraged with the attention it has received in the phosphate market. Over the next several months, the Company will be focusing its efforts on obtaining a strategic partner to develop this world class phosphate deposit.

Diamond Exploration

The Company's diamond exploration program in Guinea Bissau is well underway. The current program follows up on positive results from a baseline sampling program conducted in the fall of 2000.

The 2001 sampling program comprises of approximately 120 heavy mineral concentrate samples collected over a 1,000 square kilometre area in eastern Guinea Bissau. The area includes at least 60 salt pans whose circular shape may reflect underlying differentially weathered kimberlite pipes or dykes.

West and Central Africa has a long history of diamond production, originating for the most part from fluviatile placers, with some production coming from altered kimberlites. The main producers in the region include Ghana, Guinea, Liberia, Central African Republic, Sierra Leone and the Ivory Coast, collectively producing significant quantities of high quality stones annually, yet the region remains underexplored. One of the more important diamond mines in the region is the Aredor Diamond Mine, located in southeastern Guinea (Conakry) which has produced some of the world's most valuable diamonds.

Corporate Activities

The Company recently completed a private placement of 3,120,000 units, raising gross proceeds of Cdn$624,000 for general working capital purposes.

Investor relations activities are carried out by Company personnel and include the design and maintenance of investor information material, web site and corporate presentations.

On Behalf of the Board

Richard P. Clark
President

May 28, 2001

CHAMPION RESOURCES INC.
CONSOLIDATED BALANCE SHEETS
(in Canadian Dollars)
(Unaudited)

	March 31, 2001	December 31, 2000
ASSETS		
Current assets		
Cash and cash equivalents	$ 83,778	$ 273,111
Accounts receivable	17,066	19,593
Due from related party	15,037	18,424
Prepaid expenses	28,398	28,751
	144,279	339,879
Loan receivable	140,000	140,000
Mineral properties and related expenditures	6,992,105	6,889,382
Capital assets	48,304	48,817
	$ 7,324,688	$ 7,418,078
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 561,370	$ 449,538
Due to related parties	88,976	95,928
	650,346	545,466
SHAREHOLDERS' EQUITY		
Share capital		
Authorized		
100,000,000 common shares without par value		
Issued and fully paid		
33,633,940 shares	15,614,801	15,614,801
Deficit	(8,940,459)	(8,742,189)
	6,674,342	6,872,612
	$ 7,324,688	$ 7,418,078

Approved by the Board:

Director

Director

CHAMPION RESOURCES INC.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(in Canadian Dollars)
(Unaudited)

	Three months ended March 31, 2001	Three months ended March 31, 2000
Expenses		
Amortization	513	$ 1,499
Capital taxes	(4,586)	1,291
Consulting	19,460	30,000
Financing advisory fees	47,512	-
Foreign exchange loss	15,615	22,858
Interest and bank charges	567	4,002
Management fees	70,000	63,237
Office and general	24,128	43,013
Professional fees	11,424	45,637
Promotion and public relations	4,076	26,191
Stock exchange and filing fees	1,614	8,730
Transfer agent and shareholder information	881	1,037
Travel	1,772	1,887
Wages and benefits	6,082	9,303
	199,058	258,685
Other (income)		
Interest income and other	(788)	(4,342)
Loss for the period	198,270	254,343
Deficit, beginning of period	8,742,189	5,026,437
Deficit, end of period	$ 8,940,459	$ 5,280,780
Loss per common share	$ 0.01	$ 0.01
Weighted average number of shares	33,633,940	28,337,116

CHAMPION RESOURCES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in Canadian Dollars)
(Unaudited)

	Three months ended March 31, 2001	Three months ended March 31, 2000
Cash flows from operating activities		
Net loss for the period	$ (198,270)	$ (254,343)
Item not affecting cash:		
Amortization	513	1,499
	(197,757)	(252,844)
Net changes in non-cash working capital items		
Prepaid expenses and other current assets	6,267	(204,417)
Accounts payable and accrued liabilities	111,832	590,864
Due to related party	(6,952)	11
	(86,610)	133,614
Cash flows from investing activities		
Mineral properties and related expenditures	(102,723)	(815,709)
Capital assets purchased	-	(3,400)
Reclamation bond	-	(106)
	(102,723)	(819,215)
Cash flows from financing activities		
Common shares issued, net	-	1,295,300
Increase in cash and cash equivalents	(189,333)	609,699
Cash and cash equivalents, beginning of period	273,111	608,345
Cash and cash equivalents, end of period	$ 83,778	$ 1,218,044
Other supplementary information:		
Interest received	$ 788	$ 4,342
Interest paid	$ NIL	$ NIL

CHAMPION RESOURCES INC.
CONSOLIDATED SCHEDULE OF MINERAL PROPERTIES
AND RELATED EXPENDITURES
(in Canadian Dollars)(Unaudited)
MARCH 31, 2001

Farim Project, Guinea Bissau (West Africa)		
Offshore management and contractors	$	91,763
Camp and general		1,023
Geological and geochemical		9,937
Incurred during the period		102,723
Beginning of period		6,289,538
End of period		6,392,261
Guinea Bissau Reconnaissance (West Africa)		
General reconnaissance		
Beginning and end of period		561,758
Diamond reconnaissance		
Beginning and end of period		38,086
Total	$	6,992,105

CHAMPION RESOURCES INC.
NOTE TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2001
(Unaudited)

1. Significant Accounting Policies

The consolidated financial statements of Champion Resources Inc. (the "Company") are prepared in accordance with accounting principles generally accepted in Canada using the same accounting policies and methods of application as those disclosed in Note 2 to the Company's consolidated financial statements for the year ended December 31, 2000 except for earnings per share. Earning per common share amounts have been calculated and presented in accordance with the new recommendations of the Canadian Institute of Chartered Accounts whereby the treasury stock method is used to calculated diluted earnings per share. The new standard has been applied on a retroactive basis and had no impact on the amounts presented.

These interim consolidated financial statements should be read in conjunction with the consolidated financial statements included in the Company's annual Report for the year 2000.

Certain comparative figures have been reclassified to conform to the presentation adopted for the current period.

CHAMPION RESOURCES INC.
NOTES AND SUPPLEMENTARY INFORMATION
TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2000
(in Canadian Dollars)
(Unaudited)

1. FOR THE CURRENT FISCAL YEAR-TO-DATE:

(a) MINING PROPERTIES AND RELATED EXPENDITURES

Reference is made to the consolidated schedule of mineral properties and related expenditures of the accompanying unaudited financial statements.

(b) GENERAL OFFICE EXPENSES

Reference is made to the consolidated statements of loss and deficit of the accompanying unaudited financial statements.

(c) RELATED PARTY TRANSACTIONS

During the nine months ended March 31, 2001, the Company incurred management and administrative service fees of $45,000 to a corporation owned by a director and shareholder of the Company. In addition, the Company incurred $25,000 for management services provided by a company related to the President of the Company.

2. FOR THE QUARTER ENDED MARCH 31, 2001:

(a) No securities were issued.

(b) On March 4, 2001, the Company granted 100,000 incentive stock options to an employee at a price of $0.25 per share, expiry March 5, 2006.

3. AT MARCH 31, 2001:

(a) The authorized share capital consists of 100,000,000 common shares without par value, of which 33,633,940 were issued and outstanding.

(b) The Company has a stock option plan in which 4,836,888 common shares have been made available for the Company to grant incentive stock options to certain directors, officers, employees and consultants of the Company. The plan contains a vesting schedule, such that 20% of an option can be exercised following regulatory approval and a further 10% every quarter thereafter. Options may be granted for periods up to 10 years at a price equal to the prevailing market price on the date the option is granted. No optionee shall be entitled to a grant of more than 5% of the company's outstanding shares.

Options	2000 Number of Shares	Weighted-Average Exercise Price
Outstanding at beginning of period	3,734,000	$0.64
Granted	100,000	$0.25
Cancelled/Expired	(25,000)	$0.72
Outstanding at end of period	3,809,000	$0.63

The options outstanding have exercise prices between $0.15 to $1.06 per share and expire between April 22, 2001 and March 5, 2006.

(c) As at March 31, 2001, the following non-transferable share purchase warrants were outstanding:

Number of Warrants	Common Share Entitlement	Exercise Price	Expiry Date
3,000,000	3,000,000	$ 0.60	April 9, 2001
300,000	300,000	$ 0.80	May19, 2001
1,000,000	500,000	$ 1.35	July 19, 2001
1,870,000	1,870,000	$ 0.61	February 15,2001
		$ 0.76	February 15, 2002
2,400,000	2,400,000	$ 0.52	December 7, 2001
		$ 0.65	December 7, 2002
8,570,000	8,070,000		

(d) Directors:

Adolf H. Lundin
Richard J. Bailes
Richard Clark
Paul Conibear
C. Ashley Heppenstall
Michael D. McInnis
James McKinney

Officers:

Adolf H. Lundin, Chairman
Rick Clark, President
Paul Conibear, Vice President - Operations
Sandy Kansky, Corporate Secretary
Wanda Lee, Controller/Treasurer

82-4286

SECOND QUARTER REPORT

JUNE 30, 2001

CHAMPION RESOURCES INC.

CHAMPION RESOURCES INC.
SECOND QUARTER REPORT TO SHAREHOLDERS
For the year period ended June 30, 2001

The Company is pleased to present this report to shareholders on the activities of the Company during the second quarter period ended June 30, 2001.

Farim Phosphate Deposit

During the quarter, the Company initiated a structured tendering process to identify serious industry partners for the development of the Farim phosphate deposit in Guinea Bissau. Notice of this tender has been delivered to select parties worldwide and the response received has been encouraging. Interested respondents have been invited to commence a technical review at the Farim dataroom established at the Company's Vancouver headquarters. The review process is expected to continue over the next few months

The President of the Company, Mr. Richard P. Clark, recently met with top government officials in Guinea Bissau to review the status of the Farim Project. The Company has always enjoyed strong government support for the project and both the Company and the government of Guinea Bissau look forward to working together as development of Farim progresses.

Farim is a world class phosphate deposit offering abundant reserves, high quality product and attractive economics. Work with Bateman Minerals and MRDI Canada confirm an overall resource of 166 million tonnes of phosphate ore grading 29.1% P_2O_5. Mine plan studies schedule 37 million tonnes of phosphate ore over an initial mine life of 15 years, producing an annual output of approximately 2.1 million tonnes of phosphate concentrate at a grade of 32.3% P_2O_5.

Diamond Exploration

The Company has embarked on a diamond exploration program in Guinea Bissau. Over 130 heavy mineral concentrate samples have been collected over a 1,000 square kilometre area in eastern Guinea Bissau. The area includes at least 60 salt pans whose circular shape may reflect underlying differentially weathered kimberlite pipes or dykes. This program follows up on positive results from a baseline sampling program conducted in the fall of 2000. The samples are being shipped to CF Mineral Research Labs in Kelowna, B.C. for analysis. Results are expected to be available in the next couple of months.

West and Central Africa has a long history of diamond production, originating for the most part from fluviatile placers, with some production coming from altered kimberlites. The main producers in the region include Ghana, Guinea, Liberia, Central African Republic, Sierra Leone and the Ivory Coast, collectively producing significant quantities of high quality stones annually, yet the region remains underexplored. One of the more important diamond mines in the region is the Aredor Diamond Mine, located in southeastern Guinea (Conakry) which has produced some of the world's most valuable diamonds.

Corporate Activities

Investor relations activities are carried out by Company personnel and include the design and maintenance of investor information material, web site and corporate presentations.

On Behalf of the Board,

(signed) Richard P. Clark
President

August 21, 2001

CHAMPION RESOURCES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND OPERATING RESULTS
(In Canadian Dollars)
JUNE 30, 2001

The following discussion and analysis of the financial condition and results of operations for Champion Resources Inc. should be read in conjunction with the consolidated financial statements for the six months ended June 30, 2001 and related notes therein.

General

Champion Resources Inc. (the "Company") together with its subsidiaries, is a mineral resource corporation engaged in exploring, acquiring and developing mineral properties. The Company holds a 100% interest in the Farim Phosphate Project ("Farim") located in Guinea-Bissau, West Africa.

Results of Operations

The Company's net loss for the second quarter and six months ended June 30, 2001 were $124,000 and $323,000 respectively, as compared to a net loss of $256,000 and $511,000 for the second quarter and six months of year 2000. This decrease in net losses for both the second quarter and six months of 2001 as compared to year 2000 is primarily due to a decrease in general and administrative expenses.

General and administrative expenses for the second quarter and six months of year 2001 were $121,000 and $320,000 respectively. This represented a decrease of $140,000 and $200,000 compared to $261,000 and $520,000 for the same comparable periods of year 2000. In particular, consulting and office and general expenses have decreased by $129,000 for the second quarter and $188,000 for the first six months of 2001 from 2000 as a result of streamlining operations including consolidation of corporate offices. Professional expenses have also decreased by $40,000 and $75,000 for the second quarter and first six months of 2001 from 2000. However, management fees have increased by $60,000 and $96,000 for the second quarter and first six months of 2001. Included in general and administrative expenses for the six months ended June 30, 2001 was $48,000 relating to financing advisory fees and expenses payable to the CIBC Investment Banking. Interest income for the second quarter and six months of 2001 were $1,000 and $2,000 respectively as compared to $5,000 and $9,000 for year 2000. This decrease was due to the lower level of cash investments.

The annual operating losses are a reflection of the Company's status as non-revenue producing mineral company. As the Company has no main sources of income, losses are expected to continue.

Liquidity and Capital Resources

During the second quarter of 2001, the Company received $624,000 from a private placement of 3,120,000 shares at $0.20 per share. At June 30, 2001, the Company had a working capital deficiency of $197,000.

Expenditures incurred on the Farim project during the six months ended June 30, 2001 were $242,000. These expenditures were mainly related to care and maintenance costs in South Africa and Guinea-Bissau. In addition, the Company incurred $58,000 relating to its diamond exploration program in Guinea-Bissau.

The Company has limited capital resources and has to rely upon the sale of equity and debt securities for cash required for exploration and development purposes, for acquisitions and to fund the administration of the Company. Since the Company does not expect to generate any revenues in the near future, it will have to continue to rely upon the sales of its equity and debt securities to raise capital. It follows that there can be no assurance that financing, whether debt or equity, will always be available to the Company in the amount required at any particular time or for any period or, if available, that it can be obtained on terms satisfactory to the Company.

CHAMPION RESOURCES INC.
CONSOLIDATED BALANCE SHEETS
(in Canadian Dollars)
(Unaudited)

	June 30, 2001	December 31, 2000
ASSETS		
Current assets		
Cash and cash equivalents	$ 201,368	$ 273,111
Accounts receivable	25,535	19,593
Due from related party	15,037	18,424
Prepaid expenses	-	28,751
	241,940	339,879
Loan receivable	140,000	140,000
Mineral properties and related expenditures	7,189,355	6,889,382
Capital assets	42,090	48,817
	$ 7,613,385	$ 7,418,078
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 418,890	$ 449,538
Due to related parties	27,517	95,928
	446,407	545,466
SHAREHOLDERS' EQUITY		
Share capital		
Authorized -		
100,000,000 common shares without par value		
Issued and outstanding -		
36,753,940 (2000 - 33,633,940) common shares	16,238,801	15,614,801
Deficit	(9,071,823)	(8,742,189)
	7,166,978	6,872,612
	$ 7,613,385	$ 7,418,078

Approved by the Board:

"RICHARD P. CLARK"
Director

"MICHAEL D. McINNIS"
Director

CHAMPION RESOURCES INC.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(in Canadian Dollars)
(Unaudited)

	Three months ended June 30		Six months ended June 30	
	2001	**2000**	**2001**	**2000**
Expenses				
Amortization	$ 996	$ 2,204	$ 1,509	$ 3,703
Capital taxes	-	76	(4,586)	1,367
Consulting	3,886	83,301	23,346	142,082
Financing advisory fees	-	-	47,512	-
Foreign exchange (gain) loss	(8,026)	330	7,589	23,188
Interest and bank charges	370	11,046	937	15,048
Management fees	60,000	-	130,000	34,456
Office and general	9,475	58,947	33,603	101,960
Professional fees	23,951	64,395	35,375	110,032
Promotion and public relations	11,398	20,243	15,474	46,434
Stock exchange and filing fees	5,770	3,886	7,384	12,616
Transfer agent and shareholder information	8,778	2,624	9,659	3,661
Travel	11,315	2,815	13,088	4,702
Wages and benefits	-	11,479	6,081	20,782
	127,913	261,346	326,971	520,031
Other (income)/expenses				
Interest income	(789)	(5,011)	(1,577)	(9,353)
Loss on disposal of capital asset	4,240	-	4,240	-
Loss for the period	131,364	256,335	329,634	510,678
Deficit, beginning of the period	8,940,459	5,280,780	8,742,189	5,026,437
Deficit, end of the period	$ 9,071,823	$ 5,537,115	$ 9,071,823	$ 5,537,115
Loss per common share	$ 0.004	$ 0.02	$ 0.01	$ 0.02
Weighted average number of shares	34,653,940	30,348,911	34,653,940	30,348,911

CHAMPION RESOURCES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in Canadian Dollars)
(Unaudited)

	Three months ended June 30 2001	Three months ended June 30 2000	Six months ended June 30 2001	Six months ended June 30 2000
Cash flows from operating activities				
Loss for the period	$ (131,364)	$ (256,335)	$ (329,634)	$ (510,678)
Items not affecting cash				
Amortization	996	2,204	1,509	3,703
Loss on disposal of capital assets	4,240	-	4,240	-
	(126,128)	(254,131)	(323,885)	(506,975)
Net changes in non-cash working capital items				
Accounts receivable and other current assets	19,927	(90,383)	26,194	(294,800)
Accounts payable and accrued liabilities	(142,480)	(309,638)	(30,648)	281,226
Due to related party	(61,459)	49	(68,411)	60
	(310,140)	(654,103)	(396,750)	(520,489)
Cash flows from investing activities				
Mineral properties and related expenditures	(197,250)	(544,580)	(299,973)	(1,360,289)
Proceeds from sale of capital assets	980	-	980	-
Capital assets purchased	-	(6,203)	-	(9,603)
Reclamation bond	-	(467)	-	(573)
	(196,270)	(551,250)	(298,993)	(1,370,465)
Cash flows from financing activities				
Common shares issued, net	624,000	232,350	624,000	1,527,650
Increase (decrease) in cash and cash equivalents	117,590	(973,003)	(71,743)	(363,304)
Cash and cash equivalents, beginning of period	83,778	1,218,044	273,111	608,345
Cash and cash equivalents, end of period	$ 201,368	$ 245,041	$ 201,368	$ 245,041
Other supplementary information				
Interest received	$ 789	$ 5,011	$ 1,577	$ 9,353
Interest paid	$ -	$ -	$ -	$ -

CHAMPION RESOURCES INC.
CONSOLIDATED SCHEDULES OF MINERAL PROPERTIES
AND RELATED EXPENDITURES
(in Canadian Dollars) (Unaudited)
June 30, 2001

Farim Project, Guinea Bissau (West Africa)	
Permits and lease payment	$ 11,107
Offshore management and contractors	192,324
Office and administration	8,647
Camp and general	3,414
Geological and geochemical	25,627
Transportation and travel	760
Incurred during the period	241,878
Balance - beginning of period	6,289,538
Balance - end of period	6,531,416
Guinea Bissau Reconnaissance (West Africa)	
General reconnaissance	
Beginning and end of period	561,758
Diamond reconnaissance	
Assaying and sampling	6,386
Geological and geochemical	26,272
Transportation and travel	25,437
Incurred during the period	58,095
Balance - beginning of period	38,086
Balance - end of period	96,181
Total	$ 7,189,355

CHAMPION RESOURCES INC.
NOTE TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2001
(Unaudited)

1. Significant Accounting Policies

The consolidated financial statements of Champion Resources Inc. (the "Company") are prepared in accordance with accounting principles generally accepted in Canada using the same accounting policies and methods of application as those disclosed in Note 2 to the Company's consolidated financial statements for the year ended December 31, 2000 except for earnings per share. Earning per common share amounts have been calculated and presented in accordance with the new recommendations of the Canadian Institute of Chartered Accounts whereby the treasury stock method is used to calculate diluted earnings per share. The new standard has been applied on a retroactive basis and had no impact on the amounts presented.

These interim consolidated financial statements should be read in conjunction with the consolidated financial statements included in the Company's 2000 Annual Report.

Certain comparative figures have been reclassified to conform to the presentation adopted for the current period.

CHAMPION RESOURCES INC.
NOTES AND SUPPLEMENTARY INFORMATION
TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2001
(In Canadian Dollars)
(Unaudited)

1. FOR THE CURRENT FISCAL YEAR-TO-DATE

(a) MINING PROPERTIES AND RELATED EXPENDITURES

Reference is made to the consolidated schedule of mineral properties and related expenditures of the accompanying unaudited financial statements.

(b) GENERAL OFFICE EXPENSES

Reference is made to the consolidated statements of loss and deficit of the accompanying unaudited financial statements.

(c) RELATED PARTY TRANSACTIONS

During the six months ended June 30, 2001, the Company incurred management and administrative service fees of $90,000 to a corporation owned by a director and shareholder of the Company. In addition, the Company incurred $40,000 for management services provided by a company related to the President of the Company.

2. FOR THE QUARTER ENDED JUNE 30, 2001

(a) No securities were issued.

(b) No options were granted.

3. AT JUNE 30, 2001

(a) The authorized share capital consists of 100,000,000 common shares without par value, of which 36,753,940 were issued and outstanding.

(b) The Company has a stock option plan in which 4,836,888 common shares have been made available for the Company to grant incentive stock options to certain directors, officers, employees and consultants of the Company. The plan contains a vesting schedule, such that 20% of an option can be exercised following regulatory approval and a further 10% every quarter thereafter. Options may be granted for periods up to 10 years at a price equal to the prevailing market price on the date the option is granted. No optionee shall be entitled to a grant of more than 5% of the company's outstanding shares.

Options	2001 Number of Shares	2001 Weighted-Average Exercise Price
Outstanding at beginning of period	3,734,000	$0.64
Granted/Repriced	3,240,000	$0.25
Cancelled/Expired	(3,834,000)	$0.63
Outstanding at end of period	3,140,000	$0.25

The options outstanding have a weighted average exercise price of $0.25 per share and expire between November 30, 2001 and March 5, 2006.

(c) As at June 30, 2001, the following non-transferable share purchase warrants were outstanding:

Number of Warrants	Common Share Entitlement	Exercise Price	Expiry Date
1,000,000	500,000	$ 1.35	July 19, 2001
1,870,000	1,870,000	$ 0.76	February 15, 2002
2,400,000	2,400,000	$ 0.65	December 7, 2002
1,560,000	1,560,000	$ 0.25	March 29, 2002
6,830,000	6,330,000		

(d) Directors:

Adolf H. Lundin
Richard J. Bailes
Richard Clark
Paul Conibear
C. Ashley Heppenstall
Michael D. McInnis
James McKinney

Officers:

Adolf H. Lundin, Chairman
Rick Clark, President
Paul Conibear, Vice President - Operations
Sandy Kansky, Corporate Secretary
Wanda Lee, Controller/Treasurer